                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO
                             TENDER OFFER STATEMENT
              under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934

                                Synavant Inc.
                       (Name of Subject Company (issuer))

                              Amgis Acquisition Co.
                          a Wholly Owned Subsidiary of
                          Dendrite International, Inc.
                      (Names of Filing Persons) (offerors))

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                    068480201
                                 (CUSIP Number)

                             Christine A. Pellizzari
                                 General Counsel
                          Dendrite International, Inc.
                             1200 Mt. Kemble Avenue
                        Morristown, New Jersey 07960-6797
                                 (973) 425-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Ronald H. Janis, Esq.
                        Pitney, Hardin, Kipp & Szuch LLP
                                200 Campus Drive
                         Florham Park, New Jersey 07932
                                 (973) 966-8263

                            CALCULATION OF FILING FEE


         Transaction Valuation                 Amount of Filing Fee
           Not Applicable                        Not Applicable



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.


                Amount Previously Paid:               Filing Party:

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               Form or Registration No.:             Date Filed:


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     Check the appropriate boxes below to designate any transactions to which the statement relates:


      [X] third-party tender offer subject to Rule 14d-1.


      [ ]    issuer tender offer subject to Rule 13e-4.


      [ ]    going-private transaction subject to Rule 13e-3.


      [ ]    amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





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              [DENDRITE LOGO] Press Release


              FOR IMMEDIATE RELEASE

                Dendrite Proposes to Increase Offer for Synavant

        Uses Contractual Match Right To Move Forward In Closing Synavant
                                   Acquisition

                      Morristown, NJ May 15, 2003-Dendrite International, Inc.
                   (NASDAQ: DRTE) today announced that it has proposed to increase its offer to acquire Synavant Inc. (NASDAQ: SNVT) to $3.22 per share. Dendrite had previously reached an agreement to acquire Synavant for $2.83 per share. All other terms and conditions previously agreed to by Dendrite and Synavant would remain unchanged.

                      The proposal has not been approved by the Synavant board
                  of directors. Accordingly, Dendrite will commence a tender offer tomorrow at $2.83 per share for all issued and outstanding Synavant common stock. Any tender offer by Dendrite would be subject to the condition that shareholders representing a majority of Synavant's outstanding common stock ownership tender their shares, as well as other customary conditions. The transaction would continue to be scheduled to close in June, 2003.

                      Dendrite's revised offer is in response to Cegedim SA's
                  proposal to acquire Synavant for $3.15 per share, made yesterday. By increasing its offer, Dendrite is taking advantage of its right to make a matching offer for Synavant as contained in its May 9, 2003 agreement with Synavant.

                      John Bailye, Chairman and Chief Executive Officer of
                  Dendrite, said, "We urge Synavant's Board to reaffirm our agreement. It is important for Synavant's customers and employees to end the current vagaries. We are fully committed to close this transaction and firmly believe that Synavant,

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                  by broadening our service offerings and extending our global reach, is a perfect fit with Dendrite's business and will enhance shareholder value."

                  About Dendrite
                           Dendrite develops and delivers solutions that
                  increase the productivity of sales, marketing, and clinical processes for pharmaceutical and other life science clients. For more information, visit www.dendrite.com.

                  This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer would be made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement regarding the tender offer referred to in this press release, if and when such document is filed and becomes available, because it will contain important information.

                  The tender offer statement would be filed by Dendrite International, Inc. with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the tender offer statement (if and when filed and available) and other relevant documents on the SEC's web site at: www.sec.gov. Any such tender offer statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.

                  Investor Relations
                  Kathy Donovan
                  908-541-5863
                  investorrelations@dendrite.com



                  Note: Dendrite is a registered trademark of Dendrite International, Inc.




                  Dendrite International, Inc. will file solicitation materials with the SEC relating to Dendrite's solicitation of written consents from the stockholders of Synavant Inc. Investors and security holders are strongly advised to read any such definitive consent statement, when and if it is filed and becomes available, because it will contain important information. The definitive consent statement would be filed by Dendrite International, Inc. with the SEC. Investors and security holders can obtain a free copy of the consent statement (if and when it is filed and available) and other relevant documents on the SEC's web site at: www.sec.gov. The consent statement and related materials may also be obtained for free by directing such requests to Dendrite International, Inc. (973) 425-1200.


                  This document contains forward-looking statements that are based on Dendrite International, Inc.'s current expectations, estimates and projections. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," " will," "intend," "plan," and similar statements or variations. Such forward-

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                  looking statements are based on our current expectations,
                  estimates, assumptions and projections and involve certain significant risks and uncertainties, including that a majority of Synavant's shareholders will not tender their shares to Dendrite; Synavant will receive an offer from a third party; or Dendrite will become involved in additional litigation regarding the acquisition of Synavant; and including those which may result from our dependence on the pharmaceutical industry; fluctuations in quarterly revenues due to lengthy sales and implementation cycles for our products, our fixed expenses in relation to fluctuating revenues and variations in customers' budget cycles; dependence on major customers; changes in demand for our products and services attributable to the current weakness in the economy; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; international operations; acquisitions; events which may affect the U.S. and world economies; our ability to manage our growth; the protection of our proprietary technology; our ability to compete in the Internet-related products and services market; the continued demand for Internet-related products and services; the ability of our third party vendors to respond to technological change; our ability to maintain our relationships with third-party vendors; the potential for hostilities in the Middle East and Asia and the resulting impact on our business and the business and needs of our customers; and catastrophic events which could negatively affect our information technology infrastructure. Other important factors that should be considered are included in the Company's 10-K, 10-Qs, and other reports filed with the SEC. Actual results may differ materially. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or other changes affecting such forward-looking statements.


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